EXHIBIT 99.52

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with NI-43-101 Technical Report, San Jose Silver Project, Oaxaca State, Mexico dated June 9, 2010, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Craig S. Bow
Craig S. Bow, Ph.D.

September 13, 2011

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with NI-43-101 Technical Report, San Jose Silver Project, Oaxaca State, Mexico dated June 9, 2010, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Gregory F. Chlumsky
Gregory F. Chlumsky, QP-MMSA

September 13, 2011

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with NI-43-101 Technical Report, San Jose Silver Project, Oaxaca State, Mexico dated June 9, 2010, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Steve L. Milne
Steve L. Milne, P.E.

September 13, 2011